EXHIBIT 99.1

Western Copper and Gold Announces $3.0 Million Private Placement of Flow-Through Shares

VANCOUVER, British Columbia, April 29, 2019 (GLOBE NEWSWIRE) -- Western Copper and Gold Corporation (“Western” or the “Company”) (TSX: WRN; NYSE American: WRN) announces that it entered an agreement with an agent (the “Agent”) on a marketed best efforts basis to conduct a brokered private placement of up to 3,333,333 flow-through common shares (the “FT Shares”) at a price of $0.90 per FT Share to raise gross proceeds of up to $3.0 million (the “Offering”).

In addition, the Company will grant the Agent an option to sell up to an additional 666,666 FT Shares, at the same price per share as is applicable to the Offering (the “Over-Allotment Shares” and together with the FT Shares, the “Offered Shares”), exercisable up to 48 hours prior to the closing of the Offering.

In connection with the Offering, the Agent will be paid a cash fee equal to 6% of the gross proceeds raised from the sale of Offered Shares to purchasers other than President’s List Purchasers (as hereinafter defined) and 3.0% of the gross proceeds raised from the sale of Offered Shares to purchasers identified by the Company to the Agent (the “President’s List Purchasers”).

The gross proceeds received from the sale of the Offered Shares will be used solely to incur “Canadian exploration expenses” as defined in subsection 66.1(6) of the Income Tax Act (Canada) on the Company’s directly and indirectly held mineral properties at the Casino Project in the Yukon Territory, and renounced to subscribers effective December 31, 2019. Such Canadian exploration expenses will also qualify as “flow-through mining expenditures” as defined in subsection 127(9) of the Income Tax Act (Canada).

The closing of the Offering is expected to occur on or about May 16, 2019 and is subject to regulatory approval, including that of the Toronto Stock Exchange and the NYSE American LLC. The Offered Shares will be subject to statutory hold period(s) in accordance with applicable securities legislation.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable securities laws or an exemption from such registration is available.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada’s premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Paul West-Sells”

Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

For more information, please contact:

Chris Donaldson
Director, Corporate Development
604.638.2520 or cdonaldson@westerncopperandgold.com

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western’s operations in future periods. Statements that are not historical fact are “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” as that term is defined in National Instrument 51-102 (“NI 51-102”) of the Canadian Securities Administrators (collectively, “forward-looking statements”). Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding the anticipated closing date of and the use of proceeds from the Offering. In making the forward-looking statements herein, the Company has applied certain material assumptions including, but not limited to, the assumptions that all regulatory approvals will be received in a timely manner and on acceptable terms; that general business conditions will note change in a materially adverse manner and that the Offering will proceed as planned.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; the risks and uncertainties related to the Offering not being completed in the event that the conditions precedent thereto (including receipt of requisite regulatory approvals) are not satisfied; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in Western’s AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.